TheAltmanGroup	Shareholder Proxy Services

November 2, 2007

IMPORTANT MATTER

REG1
REG 2
REG 3
REG 4
REG 5
REG 6
REG 7

Re: Putnam Investment Grade Municipal Trust (PGM)

Dear Shareholder:

Our firm has been retained by Putnam Investments to contact you regarding your preferred share investment in Putnam Investment Grade Municipal Trust. We have attempted to contact you numerous times, but have yet to be successful.

Please contact us immediately at 1-800-780-7316 ext. 4087 between the hours of 9:00 a.m. and 11:00 p.m., Eastern Standard Time.

Thank you in advance for your assistance with this matter.

Sincerely,

Frederick M. Bonnell
Managing Director
Shareholder Services
The Altman Group

“tag id”

60 East 42nd Street, New York, New York 10165

TheAltmanGroup	Shareholder Proxy Services

November 2, 2007

IMPORTANT MATTER

REG1
REG 2
REG 3
REG 4
REG 5
REG 6
REG 7

Re: Putnam Municipal Bond Fund (PMG)

Dear Shareholder:

Our firm has been retained by Putnam Investments to contact you regarding your preferred share investment in Putnam Municipal Bond Fund. We have attempted to contact you numerous times, but have yet to be successful.

Please contact us immediately at 1-800-780-7316 ext. 4087 between the hours of 9:00 a.m. and 11:00 p.m., Eastern Standard Time.

Thank you in advance for your assistance with this matter.

Sincerely,

Frederick M. Bonnell
Managing Director
Shareholder Services
The Altman Group

“tag id”

60 East 42nd Street, New York, New York 10165

TheAltmanGroup	Shareholder Proxy Services

November 2, 2007

IMPORTANT MATTER

REG1
REG 2
REG 3
REG 4
REG 5
REG 6
REG 7

Re: Putnam Municipal Opportunities Trust (PMO)

Dear Shareholder:

Our firm has been retained by Putnam Investments to contact you regarding your preferred share investment in Putnam Municipal Opportunities Trust. We have attempted to contact you numerous times, but have yet to be successful.

Please contact us immediately at 1-800-780-7316 ext. 4087 between the hours of 9:00 a.m. and 11:00 p.m., Eastern Standard Time.

Thank you in advance for your assistance with this matter.

Sincerely,

Frederick M. Bonnell
Managing Director
Shareholder Services
The Altman Group

“tag id”

60 East 42nd Street, New York, New York 10165